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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
January 20, 2005

                                   By:  /s/  Lise Hebert
                                        ----------------------------------------
                                        Lise Hebert
                                        Vice-President, Corporate Communications





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                                               NEUROCHEM INC.
                                               275 Armand-Frappier Blvd.
[NEUROCHEM(LOGO)]                              Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                               Tel: (450) 680-4572
Vice President, Corporate Communications       Fax: (450) 680-4501
lhebert@neurochem.com

          FRANCESCO BELLINI RENEWS MANDATE FOR THREE-YEARS AS CHAIRMAN,
                         PRESIDENT AND CEO OF NEUROCHEM

   NEUROCHEM INC. ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS AND REASSIGNMENT OF
                                RESPONSIBILITIES


MONTREAL, JANUARY 20, 2005 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), today announced the renewed commitment by Francesco Bellini, Chairman and CEO, to remain with the Company in an executive capacity for at least three more years as Chairman, President and CEO. At the same time, the Company announces the appointment of two new members to its senior management team as well as other changes at the senior management level.

Joining Neurochem are Shona McDiarmid, PhD, Vice President - Intellectual Property, and Daniel Delorme, PhD, as Vice President - Research. Philippe Calais, Pharm. D., currently President, is appointed President - Global Business, and Denis Garceau, PhD, Vice President - Drug Development, becomes Senior Vice President, Drug Development. Francine Gervais, PhD, Vice President, Research and Development, will be leaving Neurochem but will remain a consultant to the Company.

"In light of the recent collaboration and distribution agreement for Fibrillex(TM) and as the Company furthers its partnering discussions on Alzhemed(TM), the additions to the senior management team and the reassignment of responsibilities will strengthen the infrastructure necessary for Neurochem to move to the next level," said Dr. Bellini. "I believe this Company will be a leader within the global biopharmaceutical industry and this is why I committed myself to Neurochem for three additional years."

"I am very happy to welcome Dr. McDiarmid and Dr. Delorme to Neurochem. I have known them for many years during which I have been able to appreciate their great expertise in our sector and, at the same time, I want to thank Dr. Gervais for her valuable contribution to the Company."

Dr. Shona McDiarmid is a lawyer who brings to Neurochem more than fifteen years experience securing and defending intellectual property rights in the pharmaceutical, medical and biotechnology fields. Dr. McDiarmid began her career in intellectual property at Bereskin & Parr in Toronto, where she practiced intellectual property law with a focus on biotechnology and pharmaceutical patents and related litigation. In 1996 she joined BioChem Pharma as Director of Intellectual Property, where she managed an extensive international patent portfolio in core fields, including CNS, antivirals, anti-infectives, oncology, biologics and vaccines. Following the merger of BioChem Pharma with Shire Pharmaceuticals Group in 2001, Dr. McDiarmid was promoted to Vice President of Global Intellectual Property for the Shire Pharmaceuticals Group. Dr. McDiarmid holds a PhD in biology from the University of Western Ontario, and a law degree from the University of Ottawa. Dr. McDiarmid is also a member of the Ontario Bar and a registered Canadian patent agent.


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Dr. Daniel Delorme has almost 20 years experience in biotechnology and pharmaceutical companies. Prior to joining Neurochem, he served between 2003 and 2005 as Vice President, Research and Development, at the Canadian biopharmaceutical company Phagetech Inc. and from 1998 to 2003, Dr. Delorme was Vice President Medicinal Chemistry at Methylgene Inc. From 1995 to 1998, Dr. Delorme served as Associate Director at AstraZeneca, Montreal, and prior to that as a Research Fellow at Merck-Frosst. He is the co-inventor of 33 US patents and patent applications and the author of 42 scientific papers. Dr. Delorme received his doctoral degree in Organic Chemistry from the Universite de Montreal.

The responsibilities of Dr. Calais as President, Global Business, will encompass the establishment of Neurochem's international marketing and sales operations in North America and Europe and the management of collaborative activities with business partners.

With his nomination, Dr. Garceau will be adding to his current role in drug development, a more active participation in determining the Company's strategic scientific direction.

ABOUT NEUROCHEM INC.

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM)for the treatment of AA Amyloidosis was recently concluded and the study data are expected to be released in the second quarter of 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS; Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.




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TO CONTACT NEUROCHEM INC.

For additional information on Neurochem Inc. and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our website at: www.neurochem.com


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.'s control. The risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem Inc. does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on, if any, the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.